QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares, nominal value €15.25 per Common Share
American Depositary Shares, each representing one-half of a Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 (1) 56 28 20 00
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

COPY TO:
George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This amendment constitutes Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission, on October 27, 2003 by Pechiney, a corporation with a board of directors (société anonyme à conseil d'administration) incorporated under the laws of France, and as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on November 7, 2003. The information in the Schedule 14D-9 is hereby expressly incorporated by reference in this Amendment No. 2, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9. The Schedule 14D-9 was filed with respect to the tender offer by Alcan, to exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange filed on Form S-4, dated October 24, 2003, and in the related letters of transmittal (a) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered, (i) €24.60 in cash and (ii) the number of Alcan Common Shares equal to 22.9 divided by the greater of (1) 27.4 and (2) the Average Value, provided that this number of Alcan Common Shares shall in no event be less than 0.6001 and (b) for each Pechiney OCEANE tendered, €83.40 in cash.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Item 3(c)(ii) is hereby amended and supplemented by adding the following paragraph as the last paragraph thereof:

        On November 19, 2003, Pechiney announced that an agreement had been reached with Alcan on the terms of the liquidity agreement that will be made available to eligible beneficiaries of Pechiney stock purchase options and stock subscription options. Alcan and Pechiney further agreed that any Pechiney Common Shares underlying stock purchase options or stock subscription options for which option holders have entered into a liquidity agreement will not be included in the computation of the number of fully-diluted Pechiney Common Shares for purposes of the Offers and will therefore not be included in the denominator of the formula used to determine whether the 95% threshold has been reached for the purposes of triggering payment of the additional €1.00 in cash per Pechiney Common Share provided for in the Offers. However, in order to avoid double counting, those Pechiney Common Shares held in treasury and tendered by Pechiney in the Offers, and which underlie Pechiney stock purchase options for which option holders have entered into a liquidity agreement, will be included back in the denominator of the formula used to determine whether the 95% threshold has been reached. Alcan further agreed to make available to Pechiney, in the event Pechiney tenders in the Offers the Pechiney Common Shares held in treasury and currently reserved for delivery to the holders of Pechiney stock purchase options upon exercise of such stock purchase options, the Pechiney Common Shares which would be required to satisfy the exercise of such Pechiney stock purchase options. Such treasury shares, if tendered in the Offers by Pechiney, would be included in calculating whether the 95% threshold has been reached. A copy of Pechiney's press release, describing these agreements, is filed as Exhibit (e)(8) to this Statement.

Item 4. The Solicitation or Recommendation.

        Item 4(d) is hereby amended and supplemented by deleting the third sentence of Item 4(d) in its entirety and inserting in place thereof the following sentences:

        As of October 10, 2003, the Company held 3,437,710 Pechiney Common Shares in its treasury, of which 1,814,405 are reserved for delivery to the holders of Pechiney stock purchase options upon exercise of such stock pruchase options. Alcan has agreed to make available to Pechiney, in the event Pechiney decides to tender in the Offers the Pechiney Common Shares held in treasury and currently reserved for delivery to the holders of Pechiney stock purchase options upon exercise of such stock purchase options, the Pechiney Common Shares which would be required to satisfy the exercise of such Pechiney stock purchase options. It will be proposed to the Pechiney Board to decide to tender in the Offers the Pechiney Common Shares underlying such stock purchase options.

Item 9. Exhibits

        The following exhibit is filed herewith:

        (e)(8)    Press Release, dated November 19, 2003

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PECHINEY
By:	/s/ OLIVIER MALLET Name: Olivier Mallet Title: Chief Financial Officer

Dated: November 19, 2003

QuickLinks

SIGNATURE